FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Tele Centro Oeste Celular Participações, S.A. ("TCO") acquisition	3

SIGNIFICANT EVENT

In compliance with article 82 of Spanish Securities Market Law 24/1988 (Ley del Mercado de Valores), and related provisions, and in order to make it public as the notification of a Significant Event, we hereby inform you that the acquisition by Telesp Celular Participações, S.A. (a Brazilian cellular telephony company whose shareholders include Brasilcel, N.V., a company which is in turn a holding company for the shareholdings of the cellular telephony companies Telefónica Móviles, S.A. and PT Movéis, SGPS, S.A. which each have a 50% interest) of 61.10% of the ordinary shares with voting rights of Brazilian cellular telephony company Tele Centro Oeste Celular Participações, S.A. ("TCO") was completed on April 25th, 2003, upon fulfilment of the terms and conditions to which this operation was subject.

Following the acquisition of the aforementioned shares, Telesp Celular Participações, S.A. will launch a Takeover Bid to acquire up to 100% of the remaining ordinary shares with voting rights of TCO, in accordance with Brazilian legislation and as notified to the market in the significant event submitted by Telefonica, S.A. on January 16th, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	April 28th, 2003	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors